Exhibit 99.3

Navios Maritime Midstream Partners L.P. Announces Closing of Term Loan B and Acquisition of Two VLCCs

MONACO — (Marketwired) — 06/19/15 — Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP), an owner and operator of tanker vessels, announced today the closing of a five-year term, $205.0 million Term Loan B facility, secured by first priority mortgages covering certain vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and guaranteed by such subsidiaries. The Term Loan B facility was priced at LIBOR plus 4.50%.

Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as joint lead arrangers and joint book-runners for the Term Loan B facility. Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint-bookrunners, S. Goldman Advisors, LLC acted as co-arranger, and ABN AMRO Capital USA LLC and DVB Capital Markets LLC acted as co-managers.

Concurrently with the closing of the Term Loan B facility, Navios Midstream took delivery of the C. Dream, a 2000-built VLCC of 298,570 dwt and the Nave Celeste, a 2003-built VLCC of 298,717 dwt.

The Nave Celeste is employed at a net charter rate of $42,705 per day through December 2016 and has a backstop commitment from Navios Maritime Acquisition Corporation at $35,000 net per day for a period of two years following the scheduled redelivery of the vessel. The C. Dream is employed at a net charter rate of $29,625 per day with profit sharing through March 2019.

The two VLCCs are expected to generate $18.7 million of annual EBITDA plus profit sharing, assuming operating expense approximating current operating costs and 360 revenue days per year.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Midstream’s growth strategy and measures to implement such strategy. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue, vessel acquisitions and time charters. Although Navios Midstream believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Midstream. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the condition of the global credit markets, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Midstream operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Midstream’s filings with the Securities and Exchange Commission. Navios Midstream expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Midstream’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contacts

Navios Maritime Midstream Partners L.P.

+1 (212) 906 8647

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Source: Navios Maritime Midstream Partners L.P.